SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

October 6th 2006

SEPTEMBER 2006 TRAFFIC

Passenger activity

•	5.9% growth in traffic with load factor maintained at the high level of 82.8%

•	Further increase in unit revenue

Passenger operations

In September, Air France-KLM’s activity remained buoyant, with traffic rising 5.9% in line with capacity (+6.2%). The load factor remained virtually stable at the high level of 82.8% (-0.3 points). The Group carried over 6.4 million passengers, up 4.3%.

As in previous months, the Group posted a further sustained increase in yield in September, thanks to a rise in average revenue per passenger in all segments.

•	On the Americas, traffic grew by 4.8% on 5.9% higher capacity. Although down by 0.9 points, the load factor remained at the very high level of 87.3%.

•	Activity on the Asian routes remained buoyant with traffic rising 9.9% on 8.5% higher capacity. The load factor reached 90.5%, up 1.1 points.

•	On the Africa & Middle-East network, the increase in traffic remained strong (+7.5%) although slightly lagging the increase in capacity (+8.5%). The load factor stood at 80.9%, down 0.8 points.

•	On the Caribbean & Indian Ocean sector, traffic was down 2.5% while capacity increased by 2.1%. The load factor slipped 3.4 points to 73.0%.

•	Activity on the European network remained particularly strong with traffic up by 6.2% on 5.2% higher capacity. The load factor reached 75.1% (+0.6 points).

Cargo operations

In September, cargo traffic increased by 4.2% on 2.2% higher capacity. The cargo load factor reached 66.5%, up 1.3 points.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	September			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	6,422	6,154	4.3%	38,669	36,657	5.5%
Revenue pax-kilometers (RPK)	17,010	16,070	5.9%	103,193	97,006	6.4%
Available seat-kilometers (ASK)	20,554	19,346	6.2%	124,566	118,496	5.1%
Load factor (%)	82.8%	83.1%	(0.3)	82.8%	81.9%	1.0

Europe (including France)
Passengers carried (000s)	4,559	4,378	4.1%	27,251	25,899	5.2%
Revenue pax-kilometers (RPK)	3,630	3,420	6.2%	21,835	20,375	7.2%
Available seat-kilometers (ASK)	4,836	4,595	5.2%	29,155	27,759	5.0%
Load factor (%)	75.1%	74.4%	0.6	74.9%	73.4%	1.5

America (North and South)
Passengers carried (000s)	780	747	4.4%	4,730	4,514	4.8%
Revenue pax-kilometers (RPK)	5,700	5,441	4.8%	34,496	32,908	4.8%
Available seat-kilometers (ASK)	6,530	6,166	5.9%	38,930	37,566	3.6%
Load factor (%)	87.3%	88.2%	(0.9)	88.6%	87.6%	1.0

Asia / Pacific
Passengers carried (000s)	442	398	10.9%	2,601	2,291	13.6%
Revenue pax-kilometers (RPK)	3,838	3,493	9.9%	22,509	20,128	11.8%
Available seat-kilometers (ASK)	4,240	3,906	8.5%	25,644	23,489	9.2%
Load factor (%)	90.5%	89.4%	1.1	87.8%	85.7%	2.1

Africa / Middle East
Passengers carried (000s)	440	425	3.6%	2,605	2,444	6.6%
Revenue pax-kilometers (RPK)	2,357	2,193	7.5%	13,664	12,588	8.5%
Available seat-kilometers (ASK)	2,914	2,686	8.5%	17,584	16,068	9.4%
Load factor (%)	80.9%	81.7%	(0.8)	77.7%	78.3%	(0.6)

Caribbean / Indian Ocean
Passengers carried (000s)	201	205	(2.0)%	1,482	1,509	(1.8)%
Revenue pax-kilometers (RPK)	1,485	1,523	(2.5)%	10,690	11,006	(2.9)%
Available seat-kilometers (ASK)	2,034	1,992	2.1%	13,255	13,613	(2.6)%
Load factor (%)	73.0%	76.4%	(3.4)	80.6%	80.8%	(0.2)

Cargo operations (in millions)

	September			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	926	889	4.2%	5,432	5,251	3.5%
Available tonne-km (ATK)	1,393	1,364	2.2%	8,378	8,182	2.4%
Load factor (%)	66.5%	65.2%	1.3	64.8%	64.2%	0.7

Europe (including France)
Revenue tonne-km (RTK)	7	7	(2.7)%	41	43	(4.6)%
Available tonne-km (ATK)	48	46	5.3%	289	287	0.6%
Load factor (%)	14.6%	15.8%	(1.2)	14.0%	14.8%	(0.8)

America (North & South)
Revenue tonne-km (RTK)	311	292	6.7%	1,835	1,796	2.1%
Available tonne-km (ATK)	459	469	(2.1)%	2,787	2,862	(2.6)%
Load factor (%)	67.8%	62.2%	5.6	65.8%	62.8%	3.1

Asia / Pacific
Revenue tonne-km (RTK)	472	466	1.3%	2,722	2,678	1.6%
Available tonne-km (ATK)	659	625	5.4%	3,909	3,694	5.8%
Load factor (%)	71.6%	74.5%	(2.9)	69.6%	72.5%	(2.9)

Africa / Middle East
Revenue tonne-km (RTK)	89	81	10.1%	551	468	17.6%
Available tonne-km (ATK)	147	142	4.1%	905	818	10.7%
Load factor (%)	60.3%	57.0%	3.3	60.9%	57.3%	3.6

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	47	44	8.2%	284	265	7.0%
Available tonne-km (ATK)	80	82	(2.9)%	488	521	(6.4)%
Load factor (%)	59.2%	53.1%	6.1	58.2%	50.9%	7.3

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: October 6, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations